UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-35765

SPROTT PHYSICAL PLATINUM AND PALLADIUM
TRUST
(Translation of registrant's name into English)

Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the Precious Metal Storage and Custody Agreement, dated June 4, 2018, between the Royal Canadian Mint (the "Mint") and Sprott Asset Management LP, for and on behalf of Sprott Physical Platinum and Palladium Trust (the "Trust"), pursuant to which the Mint acts as custodian for physical platinum bullion owned by the Trust.

Attached hereto as Exhibit 99.2 is the Precious Metal Storage and Custody Agreement, dated June 4, 2018, between the Mint and Sprott Asset Management LP, for and on behalf of the Trust, pursuant to which the Mint acts as custodian for physical platinum bullion owned by the Trust.

Exhibit 99.1and Exhibit 99.2 are hereby incorporated by reference into the Trust's registration statement on Form F-10 (File No. 333-225753), filed with the Securities and Exchange Commission on June 20, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
 the manager of the Registrant

	By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: July 31, 2018